Exhibit 99.1
Data & Consulting Services
Division of Schlumberger Technology Corporation
Schlumberger
Two Robinson Plaza, Suite 200
Pittsburgh, PA 15205-1017
Tel: 412-787-5403
Fax: 412-787-2906

22 October 2010

Quicksilver Resources, Inc.
801 Cherry Street
Suite 3700 Unit 19
Fort Worth, Texas 76102

Dear Gentlemen:

At the request of Quicksilver Resources, Inc. (QRI), through their letter of engagement, Data & Consulting Services (DCS) Division of Schlumberger Technology Corporation has evaluated the proved reserves of certain QRI oil and gas interests located in the United States (US) as of 31 December 2009.   The evaluated properties are located in Colorado, Montana, Texas, and Wyoming.   This report was completed as of the date of this letter and has been prepared using constant prices and costs and conforms to our understanding of the U.S. Securities and Exchange Commission (SEC) guidelines and applicable financial accounting rules.   All prices, costs, and cash flow estimates are expressed in US dollars (US$).   It is our understanding that the properties evaluated by DCS comprise one hundred percent (100%) of QRI’s proved reserves located in the US and comprise approximately ninety percent (90%) of QRI’s total proved reserves.   We believe that the assumptions, data, methods, and procedures used in preparing this report are appropriate for the purpose of this report.   The Lead Evaluator for this evaluation was Charles M. Boyer II, PG, CPG, and his qualifications, independence, objectivity, and confidentiality meet the requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

Table 1 summarizes the estimates of the net reserves and future net revenue, as of 31 December 2009, for the QRI US evaluated properties.   Unescalated prices and costs were used for all properties contained in this evaluation.

Table 1

Estimated Net Reserves And Future Net Revenue
Certain Proved Oil And Gas Interests
Quicksilver Resources, Inc.
United States Producing Properties
As Of 31 December 2009

	Proved	Proved	Proved	Total
	Producing	Nonproducing	Undeveloped	Proved
	Reserves	Reserves	Reserves	Reserves
Remaining Net Reserves
Oil, MBbls	1,863.3	603.4	391.4	2,858.0
Gas, MMscf	636,332.4	407,807.2	511,894.3	1,556,034.0
NGL, MBbls	50,150.3	10,846.2	37,264.9	98,261.4

Income Data (M$)
Future Net Revenue	3,474,639.8	1,644,471.0	2,668,310.5	7,787,422.0
Future Net Cashflow	1,493,605.4	610,957.2	574,400.9	2,678,963.8

Discounted PV @ 10% (M$)	765,019.1	235,575.0	2,933.9	1,003,528.1

Data & Consulting Services
Division of Schlumberger Technology Corporation
Schlumberger
22 October 2010

Values in the tables of this report may not add up arithmetically due to rounding procedure in the computer software program used to prepare the economic projections.  All hydrocarbon liquids are reported as 42 gallon barrels.  Gas volumes are reported at the standard pressure and temperature bases of the area where the gas is sold.

We are independent with respect to QRI as provided in the SEC regulations. Neither the employment of nor the compensation received by DCS was contingent upon the values estimated for the properties included in this report.

Oil and gas reserves by definition fall into one of the following categories:  proved, probable, and possible.  The proved category is further divided into:  developed and undeveloped.  The developed reserve category is even further divided into the appropriate reserve status subcategories:  producing and non-producing.  Non-producing reserves include shut-in and behind-pipe reserves.  The reserves included in this report include only proved reserves and do not include probable or possible reserves.  QRI has an active exploration and development program to develop their interests in certain tracts not classified as proved at this time.  Future drilling may result in the reclassification of additional volumes to the proved reserve category.  However, changes in the regulatory requirements for oil and gas operations may impact future development plans and the ability of the company to recover the estimated proved undeveloped reserves.  The reserves and income attributable to the various reserve categories included in this report have not been adjusted to reflect the varying degrees of risk associated with them.

Reserve estimates are strictly technical judgments.  The accuracy of any reserve estimate is a function of the quality and quantity of data available and of the engineering and geological interpretations.  The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision.  A portion of these reserves are for undeveloped locations and producing or non-producing wells that lack sufficient production history to utilize conventional performance-based reserve estimates.  In these cases, the reserves are based on volumetric estimates and recovery efficiencies along with analogies to similar producing areas.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  As additional production and pressure data becomes available, these estimates may be revised up or down.  Actual future prices may vary significantly from the prices used in this evaluation; therefore, future hydrocarbon volumes recovered and the income received from these volumes may vary significantly from those estimated in this report.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

Standard geological and engineering methods generally accepted by the petroleum industry were used in the estimation of QRI’s reserves.  Deterministic methods were used for all reserves included in this report.  The appropriate combination of conventional decline curve analysis (DCA), production data analysis, volumetrics, reservoir simulation, and type curves were used to estimate the remaining reserves in the various producing areas.  Volumetric calculations were based on data and maps provided by QRI.  Any reservoir simulation efforts were conducted using EclipseTM, which is DCS’s multi-phase reservoir simulator designed specifically for evaluating fractured shale formations.  Comparisons were made to similar properties for which more complete data were available for areas of new development.

Data & Consulting Services
Division of Schlumberger Technology Corporation
Schlumberger
22 October 2010

All prices used in preparation of this report were based on the twelve month unweighted arithmetic average of the first day of the month price for the period January through December 2009.   The resulting Henry Hub gas price used was $3.870/MMBtu and the resulting West Texas Intermediate oil price used was $61.18/Bbl.  The prices were adjusted for local differentials, gravity and Btu where applicable.  As required by SEC guidelines, all pricing was held constant for the life of the projects (no escalation).

Operating costs used in this report were based on values reported by QRI and reviewed by DCS.   Well costs include direct expenses, allocated general and administrative overhead (G&A), production taxes, marketing, transportation, and compression charges.  QRI’s estimates for capital costs for all non-producing and undeveloped wells are included in the evaluation.  QRI has indicated to us that they have the ability and intent to implement their capital expenditure program as scheduled. Operating costs and capital costs were held constant for the life of the projects (no escalation).

Net revenue (sales) is defined as the total proceeds from the sale of oil, condensate, natural gas liquids (NGL), and gas adjusted for commodity price basis differential and gathering/ transportation expense.  Future net income (cashflow) is future net revenue less net lease operating expenses, state severance or production taxes, operating/development capital expenses and net salvage.  Future net income (cashflow) for nonoperated wells includes those general and administrative (G&A) deductions charged by the operator for a particular well or project on a monthly basis; operated well G&A deductions include only those expenses estimated as necessary to continue production activities.  Future plugging, abandonment, and salvage costs are included at the economic life of each well or unit.  No provisions for State or Federal income taxes have been made in this evaluation.  The present worth (discounted cashflow) at various discount rates is calculated on a monthly basis.

In the conduct of our evaluation, we have not independently verified the accuracy and completeness of information and data furnished by QRI with respect to ownership interests, historical gas production, costs of operation and development, product prices, payout balances, and agreements relating to current and future operations and sales of production.  If in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of the information or data provided by QRI, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

In our opinion the above-described estimates of QRI’s proved reserves and supporting data are, in the aggregate, reasonable.   It is also our opinion that the above-described estimates of QRI’s proved reserves conform to the definitions of proved oil and gas reserves promulgated by the SEC.   These reserves definitions are provided at the conclusion of this letter.

All data used in this study were obtained from QRI, public industry information sources, or the non-confidential files of DCS.  A field inspection of the properties was not made in connection with the preparation of this report.  The potential environmental liabilities attendant to ownership and/or operation of the properties have not been addressed in this report.  Abandonment and clean-up costs and possible salvage value of the equipment were considered in this report.

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering or geological nature.  In assessing the conclusions expressed in this report pertaining to all aspects of oil and gas evaluations, especially pertaining to reserve evaluations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

Data & Consulting Services
Division of Schlumberger Technology Corporation
Schlumberger
22 October 2010

Data and worksheets used in the preparation of this evaluation will be maintained in our files in Pittsburgh and will be available for inspection by anyone having proper authorization from QRI.

Sincerely yours,

/s/ Denise L. Delozier	/s/ Charles M. Boyer II
Denise L. Delozier	Charles M. Boyer II, PG, CPG
Senior Engineer	Scientific Advisor
Unconventional Reservoirs

/s/ Walter K. Sawyer
Walter K. Sawyer, PE
Principal Consultant